UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

CAMCO FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

132618109

(CUSIP Number)

James E. Huston

5533 Stillwater Avenue

Westerville, Ohio 43082

(740) 435-2027

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132618109

(1)	Name of reporting person James E. Huston
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,107,684
	(8)	Shared voting power 218,791
	(9)	Sole dispositive power 1,107,684
	(10)	Shared dispositive power 218,791
(11)	Aggregate amount beneficially owned by each reporting person 1,326,475
(12)	Check if the aggregate amount in Row (11) excludes certain shares N/A
(13)	Percent of class represented by amount in Row 11 9.7%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”) of Camco Financial Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office address is 814 Wheeling Avenue, Cambridge, Ohio 43725-9757.

Item 2. Identity And Background

(a)	(b)	(c)	(d)	(e)	(f)
James E. Huston	5533 Stillwater Avenue Westerville, Ohio 43082	Chief Executive Officer, President and Chairman of the Board of the Issuer	No	No	United States

Item 3. Source And Amount Of Funds Or Other Consideration

James E. Huston became the beneficial owner of an additional 555,568 shares of Common Stock on November 7, 2012, upon the closing of the subscriptions rights offering and the related public offering conducted by the Issuer. Personal funds in the amount of $972,244 were used to purchase such shares of Common Stock at $1.75 per share as part of the rights offering and related public offering. Each participant in the Issuer’s rights offering and related public offering also received a warrant for the right to purchase one share of Common Stock at $2.10 per share, immediately exercisable, for every two shares of Common Stock purchased in the rights offering or related public offering. As a result, following the exercise of rights and participation in the public offering, Mr. Huston also obtained beneficial ownership over 277,784 warrants.

Item 4. Purpose of Transaction

Mr. Huston has acquired the shares of Common Stock for investment purposes and has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.

Item 5. Interest In Securities of The Issuer

(a)	Upon the closing of the rights offering and related public offering on November 7, 2012, the Issuer had 13,233,036 total outstanding shares of Common Stock. James E. Huston may be deemed to beneficially own an aggregate of 1,326,475, or 9.7%, of the total outstanding shares of Common Stock of the Issuer.

(b)	Of the shares beneficially owned by Mr. Huston, the shares of Common Stock, warrants immediately exercisable to purchase shares of Common Stock, and stock options to purchase shares of Common Stock that are exercisable now or within the next 60 days are held as follows:

Type of Ownership	Shares	Warrants	Stock Options	Total
Held individually:	452,516	118,864	210,671	782,051

Held in 401(k) account:	222,910	102,723	—	325,633

Held jointly with spouse:	155,130	52,565	—	207,695

Held in minor child’s account:	1,400	600	—	2,000

Held in trust:	6,064	3,032	—	9,096

TOTALS:	838,020	277,784	210,671	1,326,475

For the shares held individually, in the 401(k) account and in the trust held for his benefit and the benefit of his children, of which Mr. Huston is trustee, Mr. Huston has sole voting and dispositive power. For the shares held jointly with Mr. Huston’s spouse and in his minor child’s account, Mr. Huston has shared voting and dispositive power.

(c)	Other than the transaction described in Item 3 above, Mr. Huston has only been party to one transaction with respect to the Common Stock within the past 60 days. On October 9, 2012, Mr. Huston was awarded 53,187 restricted shares of Common Stock as part of his overall executive compensation.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2012	By:	/s/ James E. Huston
James E. Huston